SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORT OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

[X]

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ]

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 33-41313

A.

Full title of the plan and the address of the plan,

if different from that of the issuer named below:

Bairnco Corporation 401(k)

Savings Plan and Trust

B.

Name of issuer of the securities held pursuant to

the plan and the address of its principal executive office:

Bairnco Corporation

300 Primera Boulevard, Suite 432

Lake Mary, Florida 32746

#

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of

Bairnco Corporation 401(K) Savings Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of Bairnco Corporation 401(K) Savings Plan and Trust as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Bairnco Corporation 401(K) Savings Plan and Trust as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2005, and of delinquent deposits of participant contributions for the year then ended are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Orlando, Florida

June 30, 2006

 Bairnco Corporation 401(k) Savings Plan and Trust

Statements of Net Assets Available For Benefits

As of December 31, 2005 and 2004

	2005	2004
Assets
Investments, at fair value:
Bairnco Corporation common stock	$ 407,301	$ 531,969
Money market funds	-	1,057,475
Collective Trusts	3,864,100	134,005
Mutual funds	5,684,672	7,488,566
Participant notes receivable	376,683	383,306
Total investments	10,332,756	9,595,321

Participants’ contributions receivable	45,915	108,626

Accrued interest and dividends	-	6,249

Net assets available for benefits	$10,378,671	$9,710,196

The accompanying notes are an integral part of these financial statements.

Bairnco Corporation 401(k) Savings Plan and Trust

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2005

Additions:
Participants’ contributions	$1,307,816
Interest and dividends	247,427
Net appreciation in fair value of investments	386,539
1,941,782
Deductions:
Distributions	1,249,944
Administrative expenses	23,363
1,273,307

Net increase	668,475
Net assets available for benefits, beginning of year	9,710,196
Net assets available for benefits, end of year	$10,378,671

The accompanying notes are an integral part of this financial statement.

Bairnco Corporation 401(k) Savings Plan and Trust

Notes to Financial Statements

December 31, 2005 and 2004

1. Plan Description

The following description of the Bairnco Corporation 401(k) Savings Plan and Trust (the Plan) provides only general information. Participants in the Plan should refer to the Plan document for a complete description of the Plan’s provisions. The Plan document is available from Bairnco Corporation (Bairnco or the Corporation) at its offices in Lake Mary, Florida.

General

Bairnco established the Plan effective July 1, 1991. The Plan is a defined contribution plan under which all employees become eligible for participation on the first day of the month following completion of 30 days of service. Once an employee becomes eligible for participation, salary deferrals (contributions) may commence on any subsequent date. The Plan excludes nonresident aliens with no U.S. source income, leased employees and independent contractors from participating in the Plan. Union employees of the Corporation are permitted to participate in the Plan. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Under the terms of the Plan, allowable contributions are outlined as follows:

Participant Contributions – The participants may elect to defer a minimum of 1% up to the maximum amount as defined by the IRS.  For the year ended December 31, 2005, the maximum was $14,000. The maximum dollar amount that may be deferred is adjusted annually by the Internal Revenue Service (IRS). The amount of the compensation that is deferred, plus any earnings or losses on that amount, is not subject to federal income tax until the funds are actually distributed to the participant by the Plan. However, contributions are subject to FICA (Social Security and Medicare Taxes).  For plan members over the age of 50, catch-up contributions can be tax deferred up to $4,000 per year.

Employer Contributions – The Corporation does not match elective deferrals pursuant to the Plan.

Participant Accounts

Each participant’s account is credited with his or her contribution and an allocation of Plan earnings or losses, and charged with an allocation of administrative expenses. Allocations are based on participant account balances, as defined in the Plan. The benefit to which a participant is entitled is the amount that can be provided from the participant’s vested account.

1. Plan Description (continued)

Vesting

A participant shall at all times have a 100% non-forfeitable interest in the value of his/her account attributable to all contributions made plus or minus investment earnings and losses thereon and related administrative costs.

Transfers from Other Companies’ Qualified Plans

Participants who have an interest in any other qualified employee benefit plan (as described in Section 401(a) of the Internal Revenue Code) may transfer the distributions from those plans directly into the Plan at the discretion of the Administrative Committee of the Corporation (the Plan Administrator).  Participants’ contributions on the accompanying statement of changes in net assets available for benefits for the year ended December 31, 2005 included approximately $87,000 of rollovers from other qualified employee benefit plans.

Distributions

A participant who has attained age 59-1/2 may elect, by filing an application with the Administrative Committee, to withdraw any amount up to 100% of the vested portion of his/her account, for any reason. For participants who have not attained age 59-1/2, the reasons for such withdrawals are restricted to those defined in the Plan.

Upon termination of employment, a participant can elect to have his or her account balance distributed in a single lump sum cash distribution, if requested by the participant. As an alternative, the participant may also elect to leave the related funds in the Plan or transfer the related funds into another qualified plan.

Participant Notes Receivable

An active participant may borrow from his/her account a minimum of $1,000 up to a maximum equal to the lesser of (1) a total of $50,000 of borrowings within one year or (2) 50% of the participant’s vested account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate at the time of borrowing plus 2%. As of December 31, 2005, interest rates ranged from 6.0% to 11.5%. Principal and interest are collected each pay-period through payroll deductions. Loan defaults of approximately $38,000 for the year ended December 31, 2005 are reported as distributions in the accompanying statement of changes in net assets available for benefits.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from the net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

As of December 31, 2004 and for the five month period ended May 31, 2005, the accounting records of the Plan were maintained by Schwab Retirement Plan Services, Inc., a subsidiary of the Charles Schwab Corporation (Schwab) and the Plan’s assets were maintained by Charles Schwab Trust Company, also a subsidiary of Schwab. For the period from June 1, 2005 through December 31, 2005, the accounting records of the Plan and the Plan’s assets were maintained by Wachovia Bank, N.A. (Wachovia).

The participants’ account balances are determined on the cash basis of accounting; however, the accompanying financial statements are presented on the accrual basis.

Investment Valuation and Income Recognition

Investments are stated at fair value based on quoted market prices.  For investments without quoted market prices, the net asset value is calculated and verified on a daily basis by the respective trusts and reported to the trustee.  Securities that are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year.  Participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recognized on the accrual basis of accounting. Dividends are recorded on the ex-dividend date.

Administrative Expenses

Expenses incurred by Wachovia, Schwab or the Plan Administrator in the performance of their duties may be paid by the Plan or the Corporation at the Corporation’s discretion.  The Plan pays all recordkeeping and investment expenses.  Certain other administrative expenses of the Plan, including fees for legal and auditing services, are paid directly by Bairnco on behalf of the Plan and are not included in the statement of changes in net assets available for benefits. During the year ended December 31, 2005, Bairnco paid administrative expenses of approximately $18,000.

Benefits are recorded when paid.

3. Investments

There are currently sixteen investment options into which participants may direct the investment of their accounts. These are Bairnco Corporation Common Stock, Wachovia Diversified Stable Value Fund, Wachovia Enhanced Stock Market Fund, Evergreen Select Fixed Income Trust-Evergreen Core Bond Fund-Institutional Shares, Goldman Sacks Trust-Goldman Sachs Large Cap Value Fund-Class A Shares, Neuberger Berman Equity Funds-Neuberger Berman Partners Fund-Advisor Class, Growth Fund of America, Inc.-Class R-3 Shares, Goldman Sachs Trust-Goldman Sachs Mid Cap Value Fund-Class A Shares, American Century Mutual Funds, Inc.-Vista Fund-Advisor Class Shares, Julius Baer Investment Funds-Julius Baer International Equity Fund-Class I Shares, Royce Fund-Royce Premier Fund-Investment Class Shares, Columbia Funds Series Trust I-Columbia Technology Fund-Class A Shares, Wells Fargo Funds Trust-Wells Fargo Advantage Outlook 2010 Fund-Class A Shares, Wells Fargo Funds Trust-Wells Fargo Advantage Outlook 2020 Fund-Class A Shares, Wells Fargo Funds Trust-Wells Fargo Advantage Outlook 2030 Fund-Class A Shares, and the Wells Fargo Funds Trust-Wells Fargo Advantage Outlook 2040 Fund-Class A Shares.

Participants invest in units of participation of the fund that represent an undivided interest in the underlying assets of the fund. Participants may separately direct the investment of future deferrals and existing account balances into these sixteen investment options in increments of 1%. Participants are permitted to modify their elections for future deferrals and existing account balances between investment funds on a daily basis.

Investments that represent 5% or more of the Plan’s net assets available for benefits, as of December 31, 2005 and 2004, are as follows:

	December 31
	2005	2004

Wachovia Diversified Stable Value Fund	$1,478,470	$ --
Wachovia Enhanced Stock Market Fund	2,385,630	--
Evergreen Core Bond Fund	1,231,603	--
Growth Fund of America	1,126,820	--
Columbia Technology Fund	924,697	--
AIM Technology Fund	--	836,797
Bairnco Corporation Common Stock*	407,301	531,969
Oppenheimer Capital Appreciation A	--	947,387
Schwab 1000 Index Fund	--	3,232,137
Neuberger Berman Partners Fund	1,233,123	932,282
Excelsior Interm-Term Managed Income	--	1,313,478
Schwab Retirement Money Fund	--	1,057,199

*This fund balance is less than 5% of the Plan’s net assets as of December 31, 2005.

During 2005, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated in value as follows:

Bairnco Corporation Common Stock	(111,048)
Collective Trusts	166,235
Mutual funds	$ 331,352
$ 386,539

4. Trust Agreement

As of December 31, 2005, Wachovia is the Plan’s Trustee pursuant to the Plan document, which is signed by the Corporation and Wachovia. Wachovia manages the Plan assets and makes distributions to participants as directed by the Plan Administrator.

5. Plan Termination

Although it has not expressed any intent to do so, the Corporation reserves the right under the Plan to terminate the Plan, in whole or in part, at any time. In the event of the Plan’s termination, the Plan assets will be distributed to the participants in lump sum distributions or transferred to another qualified plan at the direction of the participant.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 30, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

7. Nonexempt Transactions

During the Plan year ended December 31, 2005, there was a deemed loan made to the Company when participant 401(k) contributions were not remitted to the Plan on a timely basis. As of December 31, 2005, the Company has remitted the contributions to the Plan. Interest on the late contributions will be remitted to the Plan as soon as practicable but no later than December 31, 2006.

8. Subsequent Event

Effective March 31, 2006, Bairnco froze the Bairnco Corporation Retirement Plan (a defined benefit plan) and initiated employer contributions to the Plan.  A base contribution of 1% of pay will be made to each participant’s account, plus the Corporation will match 50% of up to 4% of pay contributed by the participant.

Bairnco Corporation 401(k) Savings Plan and Trust

EIN: 13-3057520 Plan No: 008

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2005

(a)	(b) Identity of Issue, Borrower or Similar Party	(c) Description of Investment	(d) Current Value

	Bairnco Corporation Common Stock	46,709 shares of common stock	$ 407,301

	Collective Trusts
*	Wachovia Diversified Stable Value Fund	4,996 shares of money fund	1,478,470
*	Wachovia Enhanced Stock Market Fund	28,097 shares of stock market fund	2,385,630
			3,864,100

	Mutual Funds
	Evergreen Core Bond Fund	88,499 shares of mutual fund	1,231,603
	American Century Vista Fund	2,672 shares of mutual fund	41,469
	Columbia Technology Fund	99,430 shares of mutual fund	924,697
	Julius Baer International Equity	10,639 shares of mutual fund	384,053
	Neuberger & Berman Partners Fund	65,662 shares of mutual fund	1,233,123
	Goldman Sachs Mid Cap Value Fund	5,799 shares of mutual fund	202,967
	Goldman Sacks Large Cap Value Fund	3,527 shares of mutual fund	44,796
	Royce Premier Fund	18,804 shares of mutual fund	317,030
	Growth Fund of America	36,945 shares of mutual fund	1,126,820
	Wells Fargo Advantage Outlook 2010	3,035 shares of trust fund	38,514
	Wells Fargo Advantage Outlook 2020	5,237 shares of trust fund	72,798
	Wells Fargo Advantage Outlook 2030	2,859 shares of trust fund	41,800
	Wells Fargo Advantage Outlook 2040	1,551 shares of trust fund	25,002
			5,684,672

	Other Investments
*	Participant Notes Receivable	Interest rates ranging from 6.0% to 11.5%. Loan terms range from one to five years or up to ten years for the purchase of a primary residence	376,683
		Total	$10,332,756

*Managed by Wachovia, a party in interest

Bairnco Corporation 401(k) Savings Plan and Trust

EIN: 13-3057520 Plan No: 008

SCHEDULE OF DELINQUENT DEPOSITS OF

PARTICIPANT CONTRIBUTIONS

For the Year Ended December 31, 2005

Participant Contributions of the Current Plan Year Not Deposited
Into the Plan Within the Time Period Described in 29CFR 2510.3-102	$16,711

Amount fully corrected under the DOL’s Voluntary Fiduciary Correction
Program (VFC Program) and PTE 2002-51	-

Delinquent Deposits of Current Plan Year Participant Contributions
Constituting Prohibited Transactions	16,711	(1)

Delinquent Deposits of Prior Year Participant Contributions
Not Fully Corrected	-

Total Delinquent Deposits of Participant Contributions
Constituting Prohibited Transactions	$16,711

(1) Of this amount, $16,711 has been fully corrected outside the VFC Program.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BAIRNCO CORPORATION 401(K)

    SAVINGS PLAN AND TRUST

(Name of Plan)

Date:  July 13, 2006

                 By:

  /s/ Larry C. Maingot

      LARRY C. MAINGOT

      Administrative Committee Member

EXHIBIT INDEX

The following exhibits are filed as part of this Annual Report on Form 11-K:

Exhibit

Description

Number

1

Consent of Independent Registered Public Accounting Firm